Filed Pursuant to Rule 433
Registration Statement Nos. 333-137120, 333-137120-01, 333-137120-02, 333-137120-03,
333-137120-04, 333-137120-05, 333-137120-06, 333-137120-07 and 333-137120-08

FPL GROUP CAPITAL INC

Pricing Term Sheet

March 12, 2009

Issuer: FPL Group Capital Inc

Underwriting Agreement dated March 11, 2009

Joint Book-Running Managers:
Banc of America Securities LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC

Junior Co-Managers:
Raymond James & Associates, Inc.
RBC Capital Markets Corporation

Designation:	Series F Junior Subordinated Debentures due 2069
Legal Format:	SEC Registered
Principal Amount:	$350,000,000
Over-allotment Option:

Underwriters’ option to purchase, and settle concurrently on the Settlement Date set forth below, up to an additional $52,500,000 principal amount of the Series F Junior Subordinated Debentures due 2069 from the issuer, at the Purchase Prices set forth below. To the extent that the underwriters exercise this option, the underwriters will severally purchase the additional Series F Junior Subordinated Debentures due 2069 in approximately the same proportion as they purchased the initial Series F Junior Subordinated Debentures due 2069.

Date of Maturity:	March 1, 2069
Interest Payment Dates:	Quarterly in arrears on March 1, June 1, September 1, and December 1, beginning June 1, 2009
Coupon Rate:	8.75%
Optional Deferral:	Maximum of 10 consecutive years per deferral
Price to Public:	$25.00 per security
Purchase Price:	$24.2125 per security
$24.50 per security (for sales to institutions)
Trade Date:	March 12, 2009
Settlement Date:	March 19, 2009
Listing:	Intend to apply to list on NYSE; trading expected to begin within 30 days of issuance
Make-Whole Call:	At any time prior to March 1, 2014 at 100% of the principal amount plus accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 50 basis points
Tax Event Call:	At any time prior to March 1, 2014 at 100% of the principal amount plus accrued and unpaid interest
Rating Agency Event Call:

At any time prior to March 1, 2014 at 100% of the principal amount plus accrued and unpaid interest plus rating agency event make-whole premium at discount rate equal to Treasury Yield plus 50 basis points

Par Call:	At any time on and after March 1, 2014 at 100% of the principal amount plus accrued and unpaid interest
CUSIP / ISIN Number:	302570 601 / US3025706017

Expected Credit Ratings:*
Moody’s Investors Service Inc.	A3 (Stable Outlook)
Standard & Poor’s Ratings Services	BBB+ (Stable Outlook)
Fitch Ratings	A- (Stable Outlook)

*  A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium,” “Rating Agency Event,” “rating agency event make-whole premium,” “Tax Event” and “Treasury Yield” have the meanings ascribed to those terms in the issuer’s Preliminary Prospectus Supplement, dated March 11, 2009.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-877-827-6444 (ext. 561-3884), or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.